FORM 12b-25 NOTIFICATION OF LATE FILING





                                                      SEC FILE NUMBER  0-24388

                                                      CUSIP NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Check One): __Form 10-K  __Form 20-F  __Form 11-K  _X_Form 10-Q  __Form N-SAR

For Period Ended: September 30, 1997

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________

     Read Instruction (on back page) Before Preparing Form. Please or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION (Official Text)
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Full Name of Registrant:
Manhattan Bagel Co. Inc
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
246 Industrial Way West
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City, State and Zip Code

Eatontown, NJ 07724


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PART II - RULES 12B-25(B) AND ( C ) (OFFICIAL TEXT)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   / /   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   /X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   / /   (c)  The accountant's statement or other exhibit required by Rule
              12b-25( c ) has been attached if applicable.

PART III - NARRATIVE (OFFICIAL TEXT)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company has announced that it expects to record charges during the quarter of approximately $12.6 million for additional reserves and the write down of certain assets. The Company could not complete its review of these items in sufficient time to complete and file the report within the prescribed time period.

PART IV - OTHER INFORMATION (OFFICIAL TEXT)

(1)  Name and telephone number of person to contact in regard to this notification
     James J. O'Connor              732                   544-0155
     ---------------------     ------------          -----------------
           (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).  _X_ Yes   __ No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? _X_ Yes __ No *See copy of Press Release Attached

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            MANHATTAN BAGEL CO. INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date 11/17/97
     --------
By s/n James J. O'Connor
   ---------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                       GENERAL INSTRUCTION (Official Text)

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). (AMENDED BY SEC ACT REL NO 7122, EXCH ACT REL NO 35113, EFF. 1/30/95).

                                                          FOR IMMEDIATE RELEASE

                  MANHATTAN BAGEL ANNOUNCES THIRD QUARTER LOSS

     EATONTOWN, N.J. (11/14/97)--Manhattan Bagel Company, Inc. (NASDAQ NMS:
BGLS) today announced that it will be filing with the Securities and Exchange Commission for an extension of the filing date for its Report on Form 10-Q for the quarter ended September 30, 1997. In making the announcement, the company also disclosed that it expects to report a net loss for 1997's third quarter.

     Contributing to this loss, the company expects to record charges during this year's third quarter of approximately $12.6 million for additional reserves and the write down of the carrying value of certain assets, the exact amount of which is still under review. Despite an increase in revenues, the company also expects to report an operating loss of approximately $1.6 million for the period. The additional charges and write downs, together with the operating loss, will result in a net loss of between $1.75 to $2.00 per share for the quarter.

     In an effort to reverse operating losses, the company retained turnaround consultant Sanford Nacht to conduct a total review of its operations and assist management in identifying areas in which savings could be achieved.

     The company is pursuing a number of actions to improve its operating results. With company-owned stores identified as a major component of the operating losses, the company has undertaken a program to sell those stores to franchisees or close them. Combined, these locations represent approximately 9% of the Manhattan Bagel stores now in operation. Other steps being taken to restore profitability include a downsizing of the corporate staff. The company has already completed an initial downsizing and will continue to review staffing requirements relative to the needs of the continuing business.

     The company also announced that its primary lender had notified the company that it was in default of its credit agreement. The company is negotiating with the lender regarding the claimed default and other matters related to the credit facility.

     In light of the losses to be reported and the position which the lender is asserting, the company is exploring its alternatives, including securing additional funding to replace all or some of the outstanding loan to the primary lender, the sale of some or all of its assets, the sale of securities to a new investor, and the filing of a petition for protection under Chapter 11 of the Federal Bankruptcy Act.

     Manhattan Bagel, headquartered in Eatontown, NJ, currently has approximately 360 franchised, licensed or company-owned stores in 19 states, Washington, D.C. and Canada. The company also operates manufacturing plants in Eatontown, NJ, Greenville, SC, and Los Angeles.

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PRESS CONTACTS: At Manhattan Bagel, Jack Grumet, chairman, or James O'Connor,
CFO, (908) 544-0155; at Parness & Associates Public
Relations, Bill Parness, (908) 290-0121.
mb9/111497.doc